EXHIBIT 12.1

EMBARQ CORPORATION (formerly referred to as the New Local Company)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Pro Forma December 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
					(unaudited)	(unaudited)
	(millions, except ratios)
Earnings
Income from continuing operations before income taxes	$1,472	$1,472	$1,486	$1,489	$1,449	$1,556
Capitalized interest	(1)	(1)	(2)	(1)	(1)	(2)

Subtotal	1,471	1,471	1,484	1,488	1,448	1,554

Fixed charges
Interest charges	520	83	102	116	136	183
Interest factor of operating rents	28	28	24	26	19	27

Total fixed charges	548	111	126	142	155	210

Earnings, as adjusted	$2,019	$1,582	$1,610	$1,630	$1,603	$1,764

Ratio of earnings to fixed charges(1)(2)	3.68	14.25	12.78	11.48	10.34	8.40

(1)	The ratios of earnings to fixed charges were computed by dividing fixed charges into the sum of earnings (after adjustment for capitalized interest) and fixed charges. Earnings included income from continuing operations before income taxes less capitalized interest. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents. Our historical ratio of earnings to fixed charges is not representative of our anticipated ratio following the spin-off.
(2)	The pro forma ratio of earnings to fixed charges was computed consistently with the historical ratios except that fixed charges were adjusted to reflect the net increase in interest expense that would result from the issuance of the senior notes, the expected borrowings under the revolving credit facility and the repayment of the related party notes payable.